EXHIBIT 99.1


Loehmann's Holdings, Inc. Withdraws Proposal to Increase Director Option Plan Shares
Friday September 6, 1:01 pm ET

BRONX, N.Y.--(BUSINESS WIRE)--Sept. 6, 2002--Loehmann's Holdings, Inc. (NASDAQ:
LHMS - News) Board of Directors has withdrawn from the Corporation's proxy statement for the 2001 Annual Meeting of Stockholders the proposal to increase the number of shares available for grant of options under the Corporation's 2000 Director Option Plan. Proxy cards that contain votes relating to such proposal remain valid, but any votes with respect to such proposal will be disregarded.

     Loehmann's is a leading specialty retailer of well-known designer and brand name women's and men's fashion apparel, accessories and shoes at prices that are typically 30% to 65% below department store prices. Loehmann's operates 44 stores in major metropolitan markets located in 16 states. Loehmann's invites investors to visit the Company's web site at www.loehmanns.com.

     This release contains forward-looking information within the meaning of The Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, uncertainties, and other factors which may cause actual results to differ materially from such forward-looking information. Such factors include, among other things, levels of sales and store traffic, general economic and business conditions, competition, development and operating costs, advertising and promotional efforts, brand awareness, and the existence or absence of adverse publicity. For more detail, see the Company's annual and quarterly reports filed with the Securities and Exchange Commission (a copy of which may also be obtained from the Company at (718) 409-2000). Investors and prospective investors are urged to consider the factors discussed above, and to read the Company's annual and quarterly reports filed with the Securities and Exchange Commission.